Exhibit (a)(5)(i)

GAIN Commences Modified Dutch Auction Tender Offer to Purchase up to $50 Million of its Shares

BEDMINSTER, N.J. – October 9, 2018 – GAIN Capital Holdings, Inc. (NYSE: GCAP) announced today that it commenced a “modified Dutch auction” tender offer to purchase up to $50 million of shares of its common stock, or such lesser number of shares of its common stock as are properly tendered and not properly withdrawn, at a price not less than $7.24 nor greater than $7.94 per share of common stock, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is made upon the terms and subject to the conditions described in the offer to purchase and in the related letter of transmittal. The closing price of GAIN’s common stock on the New York Stock Exchange on October 8, 2018, the last full trading day before the commencement of the Offer, was $6.91 per share. The Offer is scheduled to expire at 5:00 P.M., New York City time, on November 6, 2018, unless the Offer is extended.

“The Offer underlines our ongoing commitment to executing a balanced capital allocation strategy to enhance shareholder value,” stated Glenn Stevens, Chief Executive Officer of GAIN Capital. “Given our strong capital position, particularly in light of the $85 million in proceeds generated from the sale of the GTX business, as well as the current market price of our common stock, we believe the Offer is a prudent means to return capital to shareholders. Our strong capital position also allows us to make appropriate investments to pursue growth initiatives, consistent with our goal of delivering long-term value.”

GAIN believes that the modified Dutch auction tender offer represents an efficient mechanism to provide GAIN’s stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in GAIN if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the potential disruption to the Share price.

The Offer is not contingent upon obtaining any financing. However, the Offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the Offer will be contained in the offer to purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the Offer.

None of GAIN, the members of its Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the Offer or as to the price or prices at which stockholders may choose to tender their shares in the Offer.

D.F. King & Co., Inc. will serve as information agent for the Offer. Stockholders with questions, or who would like to receive additional copies of the Offer documents may call D.F. King & Co., Inc. at (800) 735-3591 (toll free) or email gcap@dfking.com. The dealer manager for the Offer is Jefferies LLC.

About GAIN

GAIN Capital Holdings, Inc. provides innovative trading technology and execution services to retail and institutional investors worldwide, with multiple access points to OTC markets and global exchanges across a wide range of asset classes, including foreign exchange, commodities, and global equities. GAIN Capital is headquartered in Bedminster, New Jersey, with a global presence across North America, Europe and the Asia Pacific regions. For further company information, visit www.gaincapital.com.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell GAIN common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell GAIN common stock or any other securities. GAIN will be filing today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials. as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that

GAIN will be filing with the SEC at the SEC’s website at www.sec.gov or from GAIN’s website at www.gaincapital.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, toll free at (800) 735-3591.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Additionally, statements regarding operating results for future years, growth in operating results and the factors contributing to future operating results; the resolution of licensing disputes and the impact and timing thereof; expected market, industry, geographic and organic growth and trends; future serviceable addressable market size and growth; anticipated contributions from and growth in new opportunities; benefits from planned cost reductions; technology and product leadership and trends; GAIN’s positioning to benefit from any of the above; potential benefits and upside to GAIN’s stockholders related to any of the above; and the regulatory process and regulatory uncertainty are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. These statements are based on GAIN’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of GAIN. More detailed information about these factors may be found in GAIN’s filings with the SEC, including those discussed in GAIN’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for GAIN are also available in the Investor Relations section of GAIN website at www.gaincapital.com. GAIN is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Investor Relations Contact
Lauren Tarola, Edelman for GAIN Capital
Phone: 1-908-731-0737
Email: ir@gaincapital.com

Media Contact
Nicole Briguet, Edelman for GAIN Capital
Phone: 1-212-704-8164
Email: pr@gaincapital.com

2